UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

CODE OF BUSINESS CONDUCT AND ETHICS

FOR

DIRECTORS, OFFICERS AND EMPLOYEES

OF

EXETER RESOURCE CORPORATION

Exeter Resource Corporation (the “Company”) is committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Company must follow and is a reminder to our directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.

INTRODUCTION

Our business is becoming increasingly complex in terms of the geographies in which we function and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code of Business Conduct and Ethics. Our Audit Committee Chairman will have the primary responsibility of overseeing adherence to the Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all of your responsibilities under the laws and regulations under which the Company operates. It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Chairman of the Audit Committee.

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code. Violations of the law, our corporate policies, or this Code may lead to disciplinary action, including dismissal.

I.	We Insist on Honest and Ethical Conduct By All of Our Directors, Officers, Employees and Other Representatives

We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Fair Dealing

Directors, officers and employees are required to deal honestly and fairly with our business partners, suppliers, competitors and other third parties.

In our dealings with business partners, suppliers, competitors and other third parties, we:

•

Prohibit bribes, kickbacks or any other form of improper payment, direct or indirect, to any representative of a government, labor union, supplier or other business partner in order to obtain a contract, some other commercial benefit or government action;

•	Prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;
•	Prohibit gifts or favors of more than nominal value to or from our business partners;
•	Limit business entertainment expenditures to those that are necessary, prudent, job-related and consistent with our policies;
•	Require clear and precise communication in our contracts, our advertising, our literature and other public statements made by us and seek to eliminate misstatement of fact or misleading impressions;
•	Protect all proprietary data our business partners provide to us as reflected in our agreements with them; and
•

Prohibit our representatives from otherwise taking unfair advantage of our business partners, or other third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

Conflicts of Interest and Corporate Opportunities

Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of the Company. The Company acknowledges that from time to time conflicts of interest may arise. When such conflict arises, directors, officers and employees must immediately notify the Chair of our Audit Committee of the existence of any actual or potential conflict of interest. The circumstances will be reviewed for a decision on whether a conflict of interest is present, and if so, what course of action is to be taken. The following situations will generally give rise to a conflict of interest and should be reported as described above.

•	Being a consultant to, or a director, officer or employee of, or otherwise operating an outside business that:
•	Is in competition with our current or potential business goals and objectives;
•	Supplies products or services to the Company; or

•	Has any financial interest, including significant stock ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest.
•

Seeking or accepting any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

•

Being a consultant to, or a director, officer or employee of, or otherwise operating an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us, (if in doubt, consult your supervisor or the Chairman of the Audit Committee);

•	Accepting any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible; or
•	Conducting business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.

Confidentiality and Corporate Assets

Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners. This information may include (1) technical or scientific information about current and future projects or endeavors, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) lists of current, past and potential business partners and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners. This information is our property, or the property of our business partners, and in many cases was developed at great expense. Unless authorized by written approval or required by applicable law, our directors, officers and employees shall not:

•	Discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;
•	Use confidential information for illegitimate business purposes or for personal gain;
•	Disclose confidential information to unauthorized third parties; or
•

Use the Company property or resources for any personal benefit or the personal benefit of anyone else. The Company property includes, without limitation, the Company’s internet, email, and voicemail services, which should be used only for business related activities, and which may be monitored by the Company at any time without notice.

II.	We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our stockholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the U.S. Securities and Exchange Commission, the Canadian Securities Administrators and, where applicable, any stock exchange having jurisdiction over the Company. To this end, our directors, officers and employees shall:

•	Not make false or misleading entries in our books and records for any reason;
•	Not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;
•	Comply with generally accepted accounting principles at all times;
•	Notify our Chief Financial Officer if there is an unreported transaction;
•	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;
•	Maintain books and records that accurately and fairly reflect our transactions;
•	Prohibit the establishment of any undisclosed or unrecorded funds or assets;
•

Maintain a system of internal controls that will provide reasonable assurances to our management that material information about the Company is made known to management, particularly during the periods in which our periodic reports are being prepared;

•	Present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and
•	Not communicate to the public any nonpublic information except through, or as approved by, our Chief Financial Officer or Chief Executive Officer.
III.	We Comply With all Laws, Rules and Regulations

We will comply with all laws and governmental regulations that are applicable to our activities, and expect all of our directors, officers and employees to obey the law. Specifically, we are committed to:

•	Maintaining a safe and healthy work environment;
•

Promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to the Company’s business interests;

•	Supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;
•	Conducting our activities in full compliance with all applicable environmental laws;
•	Keeping the political activities of our directors, officers and employees separate from our business;
•	Prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;
•	Prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;
•	Complying with all applicable state, provincial and federal securities laws or any provisions of applicable state, provincial or federal law relating to fraud against stockholders; and
•	Not tolerating any behavior that could constitute securities fraud, mail fraud, bank fraud, or wire fraud.

Our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Company.

REPORTING AND EFFECT OF VIOLATIONS

Compliance with the Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

Administration

Our Board of Directors and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code. They have also charged the Chairman of the Audit Committee with ensuring adherence to the Code. While serving in this capacity, the Chairman of the Audit Committee reports directly to the Board of Directors.

Training on this code will be given as and when required to new employees and provided to existing directors, officers, and employees on an on-going basis.

Reporting Violations and Questions

Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code, to the Chairman of the Audit Committee. Additionally, directors, officers, and employees may contact the Chairman of the Audit Committee with a question or concern about the Code or a business practice. Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to Dorsey & Whitney LLP, our outside counsel, or MacNeill Law. The address and telephone number of these individuals are listed in the attachment to the Code.

It is not sufficient to report a suspected violation of the Code to a co-worker or to any person other than one of the individuals designated above.

Upon receipt of a complaint under the Code, the Company will investigate the complaint and will involve agencies and resources outside the Company if and/or when such outside involvement appears advisable or necessary. The report and investigation will be kept confidential to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

Consequences of a Violation

If it is determined that a director, officer or employee of the Company has violated the Code, the Company will take appropriate action including, but not limited to, disciplinary action, up to and including termination of employment. If it is determined that a non-employee (including any consultant, contractor, subcontractor, or other agent) has violated the Code, the Company will take appropriate corrective action, which could include severing the consultant, contractor, subcontractor, or agency relationship. In either event, the Company will take necessary corrective action reasonably calculated to address and to correct the alleged violation.

We will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any violation.

The Company is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud. No retaliatory action will be taken against any person who reports any conduct which he or she reasonably believes may violate the Code. In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies or otherwise assists in such a proceeding against the Company.

REPORTING CONTACTS

Reporting Contacts:

The Chair of our Audit Committee:
Name: William D. McCartney Address: 270 – 666 Burrard Street Vancouver, B.C. V6C 2X8 Canada Phone: 604-687-0888 E-mail: wdmac@pemcorp.com

Additional Reporting Contact:

Our Outside Counsel:

Kenneth G. Sam , Esq.

Dorsey & Whitney LLP

Republic Plaza Building

370 Seventeenth Street, Suite 4700

Denver, CO 80202-5647

Direct: 303-629-3445

Main: 303-629-3400

Fax: 303-629-3450

E-mail: sam.kenneth@dorsey.com

Susan E. McLeod

MacNeill Law

950 – 1055 West Georgia Street

Vancouver, B.C. V6E 3P3 Canada

Direct: 604-661-7540

Fax 604-639-0484

E-mail: susan@pmaclaw.com

Adopted: July 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date April 13, 2007

By:	/s/ Susan McLeod

Susan McLeod

Secretary